

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

February 14, 2024

Wayne Coll
Chief Financial Officer
Precision Optics Corporation
22 East Broadway
Gardner, MA 01440

> **Re: Precision Optics Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **File No. 001-10647**

Dear Wayne Coll:

We have reviewed your February 8, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 1, 2024 letter.

Form 10-K for the Fiscal Year Ended June 30, 2023

Item 9A Controls and Procedures, page 12

1.    We reference your response to prior comment 2 that you incorrectly disclosed that your internal control over financial reporting and disclosure controls and procedures were not effective as of June 30, 2023. Please amend your Form 10-K to include revised conclusions, as required by Items 307 and 308 of Regulation S-K. You may file an abbreviated amendment with only Item 9A. Please also include new Section 302 certifications and consider how this error in your disclosure impacts your future assessments of disclosure controls and procedures and internal control over financial reporting.

Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services